EXHIBIT 99.1

Golar LNG Partners LP: Summons for Bondholder’s Meeting

Golar LNG Partners LP (“Golar Partners” or “the Partnership”) has, today, instructed Nordic Trustee to summon a bondholders’ meeting for 21 April 2020 for the Partnership’s Senior Unsecured Bond Issues maturing in May 2020 (GOLP02, ISIN NO 001 07 36481) and May 2021 (GOLP03, ISIN NO 001 0736481) (the “Bond Issues”).  The purpose of the meeting is to consider a proposal for certain amendments to the terms of the Bond Issues, all of which are referred in the attached copy of the summons (the “Amendment Proposal”).

The background for the Amendment Proposal is the recent Covid-19 virus induced deterioration in the macro-economic environment which has made a refinancing of the Bonds in the capital markets impossible in the short term.

A group of investors holding approximately 40% of each of GOLP02 and GOLP03 have committed to support the Amendment Proposal.

DNB Markets, Nordea, Danske Bank and SEB have been retained as advisors to the Partnership.

As set out in a separate press release, the Partnership announced today an update regarding its financial strategy and ongoing initiatives in response to the Covid-19 pandemic. This includes a decision to reduce its quarterly common distribution to $0.0202 per unit for the quarter ended March 31, 2020 (from $0.4042 per unit in the previous quarter). The Partnership will, as a consequence, retain approximately $109 million of cash flow annually. This will allow the Partnership to focus its capital allocation on debt reduction, thus strengthening its balance sheet, while providing enhanced financial flexibility in its capital allocation priorities over time. The reduction will also result in lower breakeven re-contracting rates across the Partnership’s fleet.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, "anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. Such statements are generally not historical in nature and specifically include statements about the Partnership’s plans, strategies, business prospects and changes and trends in the business in which it operates. In particular, statements regarding the Partnership’s cash distributions and common unit repurchase plan are considered forward looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Golar LNG Partners LP
Hamilton, Bermuda
April 1, 2020
Questions should be directed to:
c/o Golar Management Ltd - +44 207 063 7900
Graham Robjohns
Stuart Buchanan

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act